UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80

Company Registry ID (NIRE): 33300275410

Publicly-held Company

NOTICE TO THE MARKET

Rio de Janeiro, September 13, 2011 – In accordance with Official Letter CVM/SGE/001/03 of January 22, 2003, and the caput  of Article 12 of CVM Instruction 358 of January 3, 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 and CTAX4) hereby announces that it has received a communication dated September 9, 2011 from SKOPOS ADMINISTRADORA DE RECURSOS LTDA. and SKOPOS INVESTIMENTOS LTDA., according to which they now hold a relevant interest of 25.02% of the preferred shares of CONTAX PARTICIPAÇÕES S.A., equivalent to 9,938,200 preferred shares, with no change in the Company’s ownership or administrative structure.

Sincerely,

Marco Norci Schroeder

Investor Relations Officer

Contax Participações S.A.

São Paulo, September 9, 2011

To

Comissão de Valores Mobiliários – CVM

Rua Sete de Setembro, 111 – 33º andar

Rio de Janeiro

c/o: Corporate Relations Oversight

Mrs. Elizabeth Lopez Rios Machado

w/c  CONTAX PARTICIPAÇÕES S.A.

c/o Mr. Michel Sarkis

Investors Relations Officer

e-mail: rpcuesta@contax.com.br; ri@contax.com.br; msarkis@contax.com.br telephone: +55 (21) 3131- 0692

Re: Acquisition of Preferred Shares of CONTAX Participações S.A.

Dear Sirs,

SKOPOS ADMINISTRADORA DE RECURSOS LTDA., inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 04.368.986/0001-08, with headquarters at Alameda Tocantins, 75  - 1º andar – sala 101 – Alphaville Industrial – Barueri – SP and SKOPOS INVESTIMENTOS LTDA., inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.749.411/0001-96, with headquarters at Rua Hungria, 514 – 8º andar - conjunto 82 – Jardim Europa - SP, hereby inform the market in general, pursuant to Article 12 of CVM Instruction 358/02, that the investment funds and non-resident investors legally represented by these institutions, now hold a material interest of 25.02% of the preferred shares of CONTAX PARTICIPAÇÕES S.A, equivalent to 9,938,200 preferred shares. In addition. they have not entered into  any agreement regulating the exercise of voting rights or the purchase or sale of securities issued by the Company.

Sincerely,

SKOPOS ADMINISTRADORA DE RECURSOS LTDA.

SKOPOS INVESTIMENTOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 13, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.